ACE Limited	Phone: +41 43 456 76 00
Bärengasse 32	Fax: +1 (441) 295 3997
CH-8001 Zurich	Philip.Bancroft@acegroup.com
Switzerland	www.acelimited.com

Philip V. Bancroft

Chief Financial Officer

June 29, 2010

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC, 20549

USA

RE: ACE Limited

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed on February 25, 2010

Schedule 14A Filed on May 6, 2010

File No. 001-11778

Dear Mr. Rosenberg,

Thank you for your letter dated June 16, 2010, setting forth additional comments of the staff of the Division of Corporation Finance (the “Staff”) on the Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”), and the Schedule 14A filed on May 6, 2010, of ACE Limited (the “Company” or “ACE”).

We have considered the Staff’s comments carefully. Our written responses are set forth below. To facilitate the Staff’s review, the responses set forth below correspond to the paragraphs of your letter (set forth in bold type).

Where we indicate in response to comment one below that the Company will provide additional disclosure in future filings, such disclosure will be included in our Annual Report on Form 10-K for the year ending December 31, 2010 (the “2010 Form 10-K”) because the relevant information would not typically be provided in our Forms 10-Q. After making the initial disclosures in response to your comments, comparable disclosures will be made, as appropriate, in subsequent Forms 10-K and, to the extent such information may be required to be included in a Form 10-Q, in subsequent Forms 10-Q. As requested, and as indicated below, we confirm that information described in response to comment two will be included in the Company’s 2011 proxy statement. ACE management will work with the Company’s Audit and Compensation Committees, which have reviewed the Commission’s comments and responses below, to implement and address matters covered in this letter.

In the sample disclosure below, we revised the information included in our 2009 Form 10-K disclosure to reflect how it would have appeared, on a revised basis. Information added in response to the Staff’s comments is set forth in bold italics type.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Goodwill Impairment, page 53

1. Please refer to your response to comment one. Please revise your proposed disclosure to include the amount of the control premium range, the key assumptions you used to determine it including whether or not and, if so, how you considered trends in your market capitalization leading up to the date of the impairment test, and why you believe the range is reasonable for your company’s facts and circumstances. In addition, please tell us your consideration given to the decrease in your market capitalization as a percentage of book equity to 86% at March 31, 2010 in determining an impairment and/or your disclosure in the March 31, 2010 Form 10-Q. If the control premium range changed from what you determined at September 30, 2009, please explain to what extent and why and the effect on your conclusion that an impairment was not necessary at March 31, 2010.

In the future, we propose to revise our disclosure in response to the Staff’s comments to provide additional qualitative information regarding our use of control premium in our goodwill impairment testing. We will also revise future disclosure to clarify that the concept of a control premium was considered in each of our market based valuation models and not just the allocated market capitalization model. The cumulative results of all of our impairment testing, including the allocated market capitalization model, indicated that we were not at risk of failing the initial impairment testing step. As a result, we do not feel that more detailed quantitative disclosure about any of the specific assumptions, including control premium, is merited. We feel that this position is consistent with SEC speeches and the Staff’s previous request to provide additional information about significant assumptions related to material known uncertainties should we be at risk of failing the initial impairment testing step.

In the future, whenever we become at risk of failing the initial impairment testing step based on the cumulative results of that testing, we will, consistent with the Staff’s request, include a more detailed quantitative discussion of the specific assumptions that supported our decision.

With respect to reconsideration of impairment in the first quarter, we did not identify any indicators of impairment during the first quarter that caused us to consider the need to perform additional impairment testing outside of our annual impairment test. At the end of the first quarter, our stock price was consistent with our stock price at the time we performed our annual impairment test, but our book value increased due to a combination of net income and improvement in investment valuations, both positive events. This increase in book value as a result of positive performance resulted in a decrease in our market capitalization as a percentage of book value. It was not the result of discrete events identified subsequent to our annual impairment test that suggested new impairment indicators. Specifically, none of the following indicators were identified as we reviewed the environment at the end of the first quarter:

•	A significant adverse change in the legal factors or in the business climate

•	An adverse action or assessment by a regulator

•	Unanticipated competition

•	A loss of key personnel

•	A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of

•	The testing for recoverability under the Impairment or Disposal of Long-lived Assets Subsections of a significant asset group within a reporting unit

•	Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

In addition, the fluctuations in our stock price during the first quarter were consistent with those experienced across the insurance sector and our immediate competitors. We feel that this further supports our determination that no indicators of impairment existed during the first quarter to merit additional testing.

Proposed Disclosure:

Goodwill, which represents the excess of acquisition cost over the estimated fair value of net assets acquired, was $3.8 billion at December 31, 2009. During 2009, our goodwill balance increased by approximately five percent, primarily due to foreign exchange movements at the legal entity level.

Goodwill is not amortized but is subject to a periodic evaluation for impairment at least annually, or earlier if there are any indications of possible impairment. The impairment evaluation involves a two-step process in which an initial assessment for potential impairment is performed and, if a potential impairment is present, the amount of impairment is measured and recorded. Impairment is tested at the reporting unit level. Goodwill is assigned to applicable reporting units of acquired entities at acquisition. The most significant reporting units are:

•	North American and International divisions of Combined Insurance acquired in 2008;

•	Domestic and International divisions of ACE INA acquired in 1999; and

•	ACE Tempest Re’s catastrophe businesses acquired in 1996 and 1998.

There are other reporting units that resulted from smaller acquisitions that are also assessed annually. Based on our impairment testing for 2009, we determined that no impairment was required and that none of our reporting units were at risk for failing the initial impairment testing step.

To estimate the fair value of a reporting unit, we consistently applied a combination of the following models: an earnings multiple, a book value multiple, a discounted cash flow or an allocated market capitalization. The earnings and book value models apply multiples, including the consideration of a control premium, of comparable publicly traded companies to forecasted earnings or book value of each reporting unit and consider current market transactions. The discounted cash flow model applies a discount to estimated cash flows including a terminal value calculation. The market capitalization model applies a control premium to our market capitalization and, so adjusted, compares the allocated market capitalization to the allocated book value of each reporting unit.

To determine an appropriate control premium we considered both the mean and range of control premiums paid in our industry for recent transactions involving businesses similar to our reporting units. We then selected a control premium within the range appropriate to our business.

We must assess whether the current fair value of our reporting units is at least equal to the fair value used in the determination of goodwill. In doing this, we make assumptions and estimates about the profitability attributable to our reporting units, including:

•	short-term and long-term growth rates;

•	estimated cost of equity and changes in long-term risk-free interest rates;

•	selection of appropriate earnings and book value market multiples to be utilized in various multiple approaches; and

•	risk premium applied in determining discount rate for calculating net present value of estimated future cash flows.

If, in the future, our assumptions and estimates made in assessing the fair value of acquired entities change, goodwill could be materially adjusted. This would cause us to write-down the carrying value of goodwill and could have a material adverse effect on our results of operations in the period the charge is taken.

Schedule 14A

Variable Compensation – Bonus and Equity Compensation Awards, page 62

2. The Compensation Discussion and Analysis does not disclose the Compensation Committee’s assessment of each NEO’s performance against the specific corporation and individual factors considered when determining your NEO’s bonus payments. Please confirm that the 2011 proxy statement will include a discussion of the factors the Compensation Committee considered when determining each NEO’s bonus and how the factors were used to determine the amount of the bonus. In the future, if individual and/or corporate goals and performance objectives are used to determine bonuses, these goals and objectives should be described and quantified to the extent applicable. How the level of achievement was used to determine the bonuses should also be discussed.

As requested, the Company hereby confirms that its 2011 proxy statement will, to the extent applicable, include a discussion of factors the Compensation Committee considered when determining each NEO’s bonus and how the factors were used to determine the amount of the bonus. The Company acknowledges that individual and/or corporate goals and performance objectives used to determine bonuses should be described and quantified to the extent applicable and meaningful, and that disclosure should when meaningful also include discussion of how the level of achievement was used to determine bonuses. We note that for certain NEOs, such factors are not necessarily quantifiable, and for all NEOs, some factors are not quantifiable.

The Relationship of Compensation to Risk

Our NEO Compensation Components and Their Relationship to Risk, page 72

3. We note your disclosure in response to Item 402(s) of Regulation S-K. Please tell us the process you undertook to reach the conclusion whether or not your compensation programs expose the company to risks that are reasonably likely to have a material adverse effect on the company.

The process by which the Company reached its conclusions about its compensation structures and decisions began with the creation of the structures themselves, which have developed over time. As noted in the Company’s proxy statement (see pages 71-72, and Compensation Discussion and Analysis (“CD&A”) beginning at page 58), the Company has long utilized a mix of time-based vesting, equity ownership guidelines, relatively modest base compensation levels, and a level of long-term option-based compensation to create a system that is not geared toward short-term results or excessive risk taking. In recent years, as noted, the Company has established a performance-based equity award program (see page 72, and CD&A pages 64-65) with specific quantitative targets extending over a four-year period, to further shift the balance toward medium and long term performance.

Following the December 2009 release of final SEC rules pertaining to risk and compensation, management of the Company, including leaders in legal and human resources, undertook analysis of the Company’s compensation structure and the new requirements of Item 402(s). That analysis considered the Company’s compensation policies and practices with respect to the proxy statement’s NEOs as well as the other employees of the Company, to determine whether incentives arising from compensation policies or practices (relating to any of the Company’s employees, not just NEOs) would be reasonably likely to have a material adverse effect on the Company. During this time, the Company’s Chairman and Chief Executive Officer, Compensation Committee Chairman, and Global Human Resources Officer also had several conversations about the new proxy statement rules, including Item 402(s), and the Company’s compensation policies and practices. In addition, the Compensation Committee met (i) on January 25, 2010, and discussed new and revised proxy statement disclosures and requirements; and (ii) on February 24, 2010, at its regularly scheduled meeting during which it further discussed the disclosures and requirements (the Company’s Board of Directors met on the same day, at which the Compensation Committee gave a report on its meeting and the proxy statement was also discussed).

Based on the analysis and discussions, the Compensation Committee and management concluded that the Company’s compensation policies and practices do not create risks reasonably likely to have a material adverse effect on the Company, and again confirmed that the mix of compensation types and timeframes tended to align risk-taking with appropriate medium and long-term reward for the Company. The Compensation Committee reviewed and approved a new section in the Company’s proxy statement, entitled “The Relationship of Compensation to Risk” (see pages 71-72), in order to provide shareholders with additional information about that subject, as encouraged by published commentaries. In addition, upon request of the Compensation Committee, our CD&A was amended to (among other things) add disclosure related to the Compensation Committee’s consideration of risk and risk management in connection with its formation of compensation policy and structure (see page 58 and following).

*****

In connection with our response to your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your thoughtful comments and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (441) 295-5200.

Sincerely,

/s/ Philip V. Bancroft
Philip V. Bancroft
Chief Financial Officer

cc:	Ibolya Ignat

Mark Brunhofer

Securities and Exchange Commission

James J. Scanlan

PricewaterhouseCoopers LLP